American Bonanza Sells Iskut JV Property

June 8, 2011 - American Bonanza Gold Corp. (TSX: BZA) (OTCQX: ABGFF) ("Bonanza") and its joint venture partner Golden Band Resources Inc. (“Golden Band”) (GBN: TSXV), announce the sale of their Iskut JV Property to Skyline Gold Corporation (“Skyline”).

Subsequent to the Bonanza’s acquisition with Golden Band Resources of the British Columbia-located Iskut JV Property (see news release of April 11, 2011), and upon the completion of Bonanza’s review of the property and its options to advance it, Bonanza has decided that the best course of action is to accept Skyline’s offer. Bonanza’s current focus remains on completing construction at the Copperstone Gold Mine; please visit www.americanbonanza.com for further information.

The terms of the Skyline agreement with American Bonanza (47.5%) and Golden Band (52.5%) are for 5,000,000 shares of Skyline. Additional consideration is a half warrant exercisable as 2,500,000 full warrants at a price of $0.50 per Skyline share for a period of five years.

All terms of this agreement are subject to approval by the TSX Venture Exchange.

About Bonanza

Bonanza is re-activating mining at the 100% owned, construction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is permitted and fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com